DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to Fisker Inc.’s Second Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”), the Bylaws, the note-related documents described herein and the warrant-related documents described herein, which are exhibits to Fisker Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023. We encourage you to read each of the Certificate of Incorporation, the Bylaws, the note-related documents, the warrant-related documents described herein and the applicable provisions of the Delaware General Corporation Law (“DGCL”) in their entirety for a complete description of the rights and preferences of our securities.

On October 29, 2020, Spartan Energy Acquisition Corp., our predecessor company, consummated the previously announced merger pursuant to that certain Business Combination Agreement, dated July 10, 2020 (the “Business Combination Agreement”), by and among Spartan, Spartan Merger Sub Inc., a wholly-owned subsidiary of Spartan incorporated in the State of Delaware (“Merger Sub”), and Fisker Group Inc. (f/k/a Fisker Inc.), a Delaware corporation (“Legacy Fisker”). Pursuant to the terms of the Business Combination Agreement, a Business Combination between the Company and Legacy Fisker was effected through the merger of Merger Sub with and into Legacy Fisker, with Legacy Fisker surviving as the surviving company and as a wholly-owned subsidiary of Spartan (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). On October 29, 2020, and in connection with the closing of the Business Combination, Spartan Energy Acquisition Corp. changed its name to Fisker Inc.

Unless the context indicates otherwise, references herein to the “Company,” “Fisker,” “we,” “us,” “our” and similar terms refer to Fisker Inc. (f/k/a Spartan Energy Acquisition Corp.) and its consolidated subsidiaries (including Legacy Fisker). References to “Spartan” refer to our predecessor company prior to the consummation of the Business Combination.

Authorized Capital Stock

The Company is authorized to issue 2,165,000,000 shares of capital stock, consisting of three classes: 2,000,000,000 shares of Class A common stock, $0.00001 par value per share (“Class A Common Stock”), 150,000,000 shares of Class B common stock, $0.00001 par value per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), and 15,000,000 shares of preferred stock, $0.00001 par value per share (“Preferred Stock”).

Common Stock

As of December 31, 2023, there were 316,589,859 shares of Class A Common Stock outstanding, held of record by 36 stockholders. As of December 31, 2023, there were 132,354,128 shares of Class B Common Stock outstanding, held of record by two stockholders. The Company’s Class A Common Stock is currently quoted on the OTC Pink platform under “FSRN.”

The holders of Class A Common Stock are entitled to one vote for each share held of record by such holder and each holder of Class B Common Stock has the right to ten votes per share of Class B Common Stock held of record by such holder on all matters submitted to a vote of the stockholders. The holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of our stockholders; provided, however, that, except as otherwise required by law, holders of shares of Class A Common Stock and Class B Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock). Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the “Board”) out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights. The Class B Common Stock will be convertible into shares of Class A Common Stock on a one-to-one basis at the option of the holders of the Class B Common Stock at any time upon written notice to Fisker. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Certificate of Incorporation.

Preferred Stock

The Board has the authority, without further action by the stockholders, to issue up to 15,000,000 shares of Preferred Stock, in one or more series. The Board also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

The Certificate of Incorporation provides that shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of our capital stock entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation designating a series of Preferred Stock.

The Board will be able to, subject to limitations prescribed by Delaware law, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of the Board to issue Preferred Stock without stockholder approval, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of the Company or the removal of our management and may adversely affect the market price of Class A Common Stock and the voting and other rights of the holders of the Company. As of December 31, 2023, there were no outstanding shares of Preferred Stock.

Warrants

As of December 31, 2023, there were Magna Warrants (as defined below) outstanding to purchase an aggregate of 19,474,454 shares of Class A Common Stock.

Magna Warrants

On October 29, 2020, the Company issued warrants exercisable for up to 19,474,454 shares of the Company’s Class A Common Stock to Magna International Inc. (the “Magna Warrants”), subject to adjustment, in a private placement pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act. The Magna Warrants were issued in connection with a Cooperation Agreement entered into by the Company and Magna International Inc., the holder of the Magna Warrants (the “Holder”), dated October 15, 2020.

Magna has 19,474,454 vested and exercisable warrants to acquire underlying Class A Common Stock as of December 31, 2023, none of which are exercised.

The exercise price for the Magna Warrants is $0.01 per share of Class A Common Stock. The Magna Warrants may be exercised at the election of the Holder, in whole but not in part, by the tender to the Company of a notice of exercise. The Magna Warrants will expire on October 29, 2030.

Series A-1 and B-1 2025 Notes

On July 10, 2023, the Company entered into a purchase agreement (as amended, modified, waved from time to time, the “Original Purchase Agreement”) with an investor for a registered direct offering of $340,000,000 in aggregate principal amount of Series A-1 senior convertible notes (the “Series A-1 2025 Notes”). The Series A-1 2025 Notes have an original issue discount of approximately twelve percent (12%) resulting in gross proceeds to the Company of $300,000,000. On September 29, 2023, pursuant to the terms of the Original Purchase Agreement, the Company issued $170,000,000 of additional notes, as Series B-1 senior convertible notes due 2025 (the “Series B-1 2025 Notes”) in a registered direct offering to the investor. The Series B-1 2025 Notes were issued at an original issue discount of approximately twelve percent (12%) resulting in gross proceeds to the Company of $150,000,000. All amounts due under the Series A-1 and B-1 2025 Notes are convertible at any time, in whole or in part, at the investor’s option, into shares of our Class A Common Stock, at initial conversion prices of $7.80 (for the Series A-1 2025 Notes) and $7.5986 (for the Series B-1 2025 Notes), which conversion price is subject to certain limitations. If an event of default has occurred under the Notes, the investor may alternatively elect to convert the Notes (subject to an additional 25% redemption premium) at the “Alternate Conversion Price” equal to the lower of:

•the fixed conversion price then in effect; and

•80% of the lower of:

•the volume weighted average price of our common stock on the trading day immediately prior to such conversion; and

•the average volume weighted average price of our common stock during the five trading days immediately prior to such conversion.

The Series A-1 and B-1 2025 Notes were offered pursuant to a prospectus supplement to our shelf registration statement on Form S-3 (Registration No. 333-261875).

The Series A-1 and B-1 2025 Notes were issued as senior unsecured obligations of the Company pursuant to that certain indenture dated July 11, 2023, by and between the Company and Wilmington Savings Fund Society, FSB, as the trustee, as supplemented by that certain First Supplemental Indenture and Second Supplemental Indenture, respectively.

2026 Notes

In August 2021, the Company issued an aggregate of $667.5 million principal amount of 2.50% convertible senior notes due in September 2026 (the “2026 Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2026 Notes have been designated as green bonds, whose proceeds will be allocated in accordance with the Company’s green bond framework. The 2026 Notes consisted of a $625.0 million initial placement and an over-allotment option that provided the initial purchasers of the 2026 Notes with the option to purchase an additional $100.0 million aggregate principal amount of the 2026 Notes, of which $42.5 million was exercised. The 2026 Notes were issued pursuant to an indenture dated August 17, 2021. The proceeds from the issuance of the 2026 Notes were $562.2 million, net of debt issuance costs and cash used to purchase the capped call transactions (“2026 Capped Call Transactions”) discussed below. The debt issuance costs are amortized to interest expense.

The 2026 Notes are unsecured obligations which bear regular interest at 2.50% annually and will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2022. The 2026 Notes will mature on September 15, 2026, unless repurchased, redeemed, or converted in accordance with their terms prior to such date. The 2026 Notes are convertible into cash, shares of our Class A Common Stock, or a combination of cash and shares of our Class A Common Stock, at the Company's election, at an initial conversion rate of 50.7743 shares of Class A Common Stock per $1,000 principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $19.70 per share of our Class A Common Stock. The conversion rate is subject to customary adjustments for certain events as described in the indenture governing the 2026 Notes. The Company may redeem for cash all or any portion of the 2026 Notes, at our option, on or after September 20, 2024 if the last reported sale price of our Class A Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Holders of the 2026 Notes may convert all or a portion of their 2026 Notes at their option prior to June 15, 2026, in multiples of $1,000 principal amounts, only under the following circumstances:

•during any calendar quarter commencing after the calendar quarter ending on September 30, 2021 (and only during such calendar quarter), if the last reported sale price of the Class A Common Stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•during the five-business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the 2026 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Class A Common Stock and the applicable conversion rate of the 2026 Notes on such trading day;

•if the Company calls the 2026 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the notes called (or deemed called) for redemption; or

•on the occurrence of specified corporate events.

On or after June 15, 2026, the 2026 Notes are convertible at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Holders of the 2026 Notes who convert the 2026 Notes in connection with a make-whole fundamental change, as defined in the indenture governing the 2026 Notes, or in connection with a redemption may be entitled to an increase in the conversion rate. Additionally, in the event of a fundamental change, holders of the 2026 Notes may require us to repurchase all or a portion of the 2026 Notes at a price equal to 100% of the principal amount of 2026 Notes, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

No sinking fund is provided for the 2026 Notes, which means that the Company is not required to redeem or retire them periodically.

In connection with the offering of the 2026 Notes, the Company entered into the 2026 Capped Call Transactions with certain counterparties at a net cost of $96.8 million. The 2026 Capped Call Transactions are purchased capped call options on 33.9 million shares of Class A Common Stock, that, if exercised, can be net share settled, net cash settled, or settled in a combination of cash or shares consistent with the settlement elections made with respect to the 2026 Notes if converted. The cap price is initially $32.57 per share of the Company's Class A Common Stock and subject to certain adjustments under the terms of the 2026 Capped Call Transactions. The exercise price is $19.70 per share of Class A Common Stock, subject to customary anti-dilution adjustments that mirror corresponding adjustments for the 2026 Notes.

The 2026 Capped Call Transactions are intended to reduce potential dilution to holders of our Class A Common Stock upon conversion of the 2026 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount, as the case may be, with such reduction or offset subject to a cap.

Delaware Anti-Takeover Law and Certificate of Incorporation and Bylaw Provisions

Under Section 203 of the DGCL, the Company will be prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of our outstanding voting stock (the “acquisition”), except if:

•the Board approved the acquisition prior to its consummation;
•the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or
•the business combination is approved by the Board, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Written Consent by Stockholders

Under the Certificate of Incorporation, subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Special Meeting of Stockholders

Under the Certificate of Incorporation, special meetings of stockholders may be called only by the chairperson of the Board, the chief executive officer or the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Under the Certificate of Incorporation, advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of stockholders shall be given in the manner and to the extent provided in the Bylaws.

Transfer Agent and Registrar

The transfer agent for our Class A Common Stock is Computershare Trust Company N.A. The transfer agent’s telephone number and address is (303) 262-0678 and 350 Indiana Street, Suite 750, Golden, Colorado 80901.